

10032038

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
NOV 3 0 2010
Washington, DC
121

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65748

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/09 (MM/DD/YY) AND ENDING 09/30/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ASD Financial Services Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

25 SE 2nd Avenue, Suite #606
(No. and Street)

Miami (City) FL (State) 33131 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robin Seales (786) 552-0041
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Morrison, Brown, Argiz & Farra, LLP
(Name – *if individual, state last, first, middle name*)

1001 Brickell Bay Drive, 9th Floor, Miami, Fl 33131
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robin Seales, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ASD Financial Services, Corp., as of September 30, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of Florida
County of D



Notary Public State of Florida
Kimberly M Balkus
My Commission DD902789
Expires 07/08/2013
NOTARY PUBLIC
STATE OF FLORIDA

Signature

CFO

Title

11/28/10

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ASD FINANCIAL SERVICES CORP.
(A Wholly-Owned Subsidiary of
American Brokerage & Investment Group, Inc.)

TABLE OF CONTENTS


MBAF
MORRISON BROWN ARGIZ & FARRA, LLP
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors and Stockholder
ASD Financial Services Corp.
(A Wholly-Owned Subsidiary of American Brokerage & Investment Group, Inc.)

We have audited the accompanying statements of financial condition of ASD Financial Services Corp. (A Wholly-Owned Subsidiary of American Brokerage & Investment Group, Inc.) (the "Company") as of September 30, 2010 and 2009, and the related statements of operations, changes in stockholder's equity and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements and supplementary information referred to below are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and supplementary information based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ASD Financial Services Corp. (A Wholly-Owned Subsidiary of American Brokerage & Investment Group, Inc.) as of September 30, 2010 and 2009, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has an accumulated deficit of $2,967,175 as of September 30, 2010, negative cash flows from operations and has experienced a decline in revenues primarily due to the economic market conditions. The Company is also in violation of its clearing agreement requirements. Additionally, the Company may not be able to obtain sufficient financial support from American Brokerage & Investment Group, Inc., the Parent, on a going forward basis. These conditions raise substantial doubt about its ability to continue as a going concern. Management's plans regarding those matters are described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained on pages 14 and 15 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole with going forward basis after word basis.

Morrison, Brown, Argiz & Farra, LLP
Miami, Florida
November 18, 2010

40 YEARS OF EXCELLENCE

ASD FINANCIAL SERVICES CORP.
(A Wholly-Owned Subsidiary of
American Brokerage & Investment Group, Inc.)

STATEMENTS OF FINANCIAL CONDITION
SEPTEMBER 30,

ASSETS

	2010	2009
Cash and cash equivalents	$ 131,755	$ 246,704
Certificate of deposit	22,493	22,318
Receivable from clearing organization	90,417	211,081
Deposit with clearing organization	101,621	101,621
Prepaid expenses	14,682	19,861
Property and equipment, net	76,245	99,310
Other assets	9,023	7,503
TOTAL ASSETS	$ 446,236	$ 708,398

LIABILITIES AND STOCKHOLDER'S EQUITY

	2010	2009
LIABILITIES		
Accounts payable and accrued expenses	$ 76,186	$ 127,378
Commissions payable	27,341	32,882
Current portion of long-term debt – related party	9,907	10,129
Long-term debt – related party	4,950	12,412
TOTAL LIABILITIES	118,384	182,801
COMMITMENTS AND CONTINGENCIES (NOTE 8)		
STOCKHOLDER'S EQUITY		
Common stock, $0.01 par value; 100 shares authorized, issued and outstanding	1	1
Additional paid-in capital	3,295,026	2,942,026
Accumulated deficit	(2,967,175)	(2,416,430)
TOTAL STOCKHOLDER'S EQUITY	327,852	525,597
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 446,236	$ 708,398

The accompanying notes are an integral part of these financial statements.

ASD FINANCIAL SERVICES CORP.
(A Wholly-Owned Subsidiary of
American Brokerage & Investment Group, Inc.)

STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED SEPTEMBER 30,

	2010	2009
REVENUES		
Commissions	$ 1,295,060	$ 1,860,770
Interest income	35,571	64,338
Rental income	-	52,735
Other	29,654	5,262
TOTAL REVENUES	1,360,285	1,983,105
EXPENSES		
Salaries and employee benefits	782,910	852,040
Commission - brokers	409,138	346,334
Occupancy	181,858	197,163
Clearance charges	129,038	66,935
Quotation and research	75,531	55,650
Telephone and communication	71,324	76,197
Professional fees	58,435	68,642
Miscellaneous	57,838	67,416
Insurance	34,217	36,371
Depreciation and amortization	31,927	44,991
Travel	25,760	49,039
Maintenance and repairs	17,411	19,750
Directors' fees	12,300	17,500
Consulting fees	10,162	4,165
Interest	9,964	3,386
License and registration	3,217	2,381
TOTAL EXPENSES	1,911,030	1,907,960
NET (LOSS) INCOME	**$ (550,745)**	**$ 75,145**

The accompanying notes are an integral part of these financial statements.

ASD FINANCIAL SERVICES CORP.
(A Wholly-Owned Subsidiary of
American Brokerage & Investment Group, Inc.)

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEARS ENDED SEPTEMBER 30, 2010 AND 2009


SEC MAIL
RECEIVED
PROCESSING
NOV 3 0 2010
WASH, D.C.
211
SECTION

	COMMON STOCK	ADDITIONAL PAID-IN CAPITAL	ACCUMULATED DEFICIT	TOTAL STOCKHOLDER'S EQUITY
BALANCES, OCTOBER 1, 2008	$ 1	$ 2,942,026	$ (2,491,575)	$ 450,452
NET INCOME	-	-	75,145	75,145
BALANCES, SEPTEMBER 30, 2009	$ 1	$ 2,942,026	$ (2,416,430)	$ 525,597
CONTRIBUTIONS	-	353,000	-	353,000
NET LOSS	-	-	(550,745)	(550,745)
BALANCES, SEPTEMBER 30, 2010	$ 1	$ 3,295,026	$ (2,967,175)	$ 327,852

The accompanying notes are an integral part of these financial statements.

ASD FINANCIAL SERVICES CORP.
(A Wholly-Owned Subsidiary of
American Brokerage & Investment Group, Inc.)

STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED SEPTEMBER 30, 2010 AND 2009

	2010	2009
CASH FLOWS FROM OPERATING ACTIVITIES		
Net (loss) income	$ (550,745)	$ 75,145
Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities:		
Depreciation and amortization	31,927	44,991
Changes in operating assets and liabilities:		
Certificate of deposit	(175)	(22,318)
Receivable from clearing organization	120,664	(142,947)
Due from related parties	-	54,606
Deposit with clearing organization	-	(62)
Prepaid expenses	5,179	(10,068)
Other assets	(1,520)	19,422
Accounts payable and accrued expenses	(51,192)	77,058
Commissions payable	(5,541)	32,882
TOTAL ADJUSTMENTS	99,342	53,564
NET CASH (USED IN) PROVIDED BY OPERATING ACTIVITIES	(451,403)	128,709
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchases of property and equipment	(8,862)	(53,227)
Sublease deposit	-	(10,240)
NET CASH USED IN INVESTING ACTIVITIES	(8,862)	(63,467)
CASH FLOWS FROM FINANCING ACTIVITIES		
Contributions from stockholder	353,000	-
Net decrease in long-term debt – related party	(7,684)	(7,374)
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	345,316	(7,374)
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(114,949)	57,868
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	246,704	188,836
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 131,755	$ 246,704

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:		
Cash paid during the year for:		
Interest	$ 9,964	$ 3,386

The accompanying notes are an integral part of these financial statements.

1. NATURE OF OPERATIONS AND GOING CONCERN

ASD Financial Services Corp. (the "Company"), formerly known as ASD Brokerage and Investment, Inc., operates as a broker-dealer in securities and is registered with the Securities and Exchange Commission ("SEC"), the Florida Division of Securities ("FDS"), and the Financial Industry Regulatory Authority ("FINRA"). Consequently, its record keeping is in accordance with the rules and regulations prescribed by these agencies. The Company is a wholly-owned subsidiary of American Brokerage & Investment Group, Inc. (the "Parent"), a financial services holding company. The Parent is a wholly-owned subsidiary of ABI Bank Limited ("ABI Bank"), a financial institution.

As a nonclearing broker-dealer, the Company does not carry security accounts for customers or perform custodial functions relating to customer funds or securities and is therefore exempt from the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934.

The accompanying financial statements have been prepared on a going concern basis. The Company has an accumulated deficit of $2,967,175 as of September 30, 2010, negative cash flows from operations and has experienced a decline in revenues primarily due to the economic market conditions. The Company is also in violation of its clearing agreement requirements. Additionally, the Company may not be able to obtain sufficient financial support from the Parent on a going forward basis. The Company has implemented a cost reduction plan including reductions in occupancy and other operating expenses. There is no assurance, however, that the Company will be able to increase revenues and receive the necessary capital contributions in order for it to sustain profitability. The financial statements do not include any adjustments that might result from the outcome of the aforementioned uncertainties.

2. SIGNIFICANT ACCOUNTING POLICIES

FASB Accounting Standards Codification

On July 1, 2009, the Financial Accounting Standards Board ("FASB") issued "The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles," which establishes the FASB Accounting Standards Codification (the "ASC") as the source of authoritative principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP"). This standard is effective for financial statements issued for interim and annual periods ending after September 15, 2009.

Government and Other Regulation

The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Securities Transactions

Revenues for executing customer securities transactions and associated expenses are recorded as earned and incurred, on a trade date basis.

Clearing Arrangements

The Company has an agreement with Penson Financial Services, Inc.("Penson"), formerly known as Ridge Clearing and Outsourcing Solutions, to provide execution and clearing services on behalf of its customers on a fully disclosed basis. All customer records and accounts are maintained by Penson. Pursuant to the clearing agreement, the Company is required to maintain a deposit of $100,000 in the clearing organization. Total deposits held at Penson at September 30, 2010 and 2009 totaled $101,621. In addition, the agreement with Penson requires the Company to maintain a minimum net capital in the amount of $250,000. As of September 30, 2010, the Company was in violation of this requirement since at this date the Company's net capital was $205,209 (Note 5).

At September 30, 2010 and 2009, the Company had a receivable balance of $90,417 and $211,081, due from Penson.

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Property and Equipment

Furniture and fixtures, vehicle, and office equipment, including computer equipment and software, are recorded at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the respective assets ranging up to seven years. Leasehold improvements are amortized using the straight-line method over either the economic useful life of the improvement or the lease term, whichever is shorter.

Repairs and maintenance are expensed as incurred. Expenditures that increase the value or productive capacity of assets are capitalized. When property and equipment are retired, sold, or otherwise disposed of, the asset's carrying amount and related accumulated depreciation are removed from the accounts and any gain or loss is included in income.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The Company's income and losses are included in the consolidated Federal and State income tax returns of its Parent. For financial statement purposes, income taxes have been calculated as if the Company were filing separate returns. These amounts are payable to or receivable from the Parent.

On October 1, 2009, the Company adopted the provisions of an accounting standard which clarifies the accounting for uncertainty in income taxes recognized in the Company's financial statements in accordance with existing accounting guidance on income taxes, and prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This accounting standard also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Interest and penalties on tax liabilities, if any, would be recorded in expenses. No liability for unrecognized tax benefits was recorded as a result of implementing this standard.

Management Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at September 30, 2010 and 2009 and revenues and expenses during the years then ended. The actual outcome of the estimates could differ from the estimates made in the preparation of the financial statements.

Cash and Cash Equivalents

For purposes of the statements of cash flows, the Company considers highly liquid instruments purchased with an original maturity of three months or less to be cash equivalents. The Company's cash balances consist of cash held at several commercial banks. The Company generally limits exposure by placing deposits with several quality financial institutions. However, at times the Company's cash balances may exceed the Federal Deposit Insurance Corporation insured limit of $250,000.

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Certificate of Deposit

During November 2008, in lieu of a deposit, the Company obtained a letter of credit from a bank for the benefit of the Company's landlord of a real estate lease agreement for office space in the amount of $22,000. This letter of credit which is collaterized by a certificate of deposit. As of September 30, 2010 and 2009, the balance in the certificate of deposit totaled $22,493 and $22,318, respectively. The certificate of deposit bears interest at 0.10% and is scheduled to mature during January 2011.

Reclassifications

Certain reclassifications of the prior year financial statements have been made to conform to the current year presentations.

Subsequent Events

In accordance with ASC 855, the Company has evaluated subsequent events through November 18, 2010, which is the date the financial statements were available to be issued.

3. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

In the normal course of business, the Company encounters economic risk, mainly comprised of credit risk and market risk. Credit risk arises from the customer securities activities which are transacted on either cash or margin basis. These transactions may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations and margin requirements are not sufficient to fully cover losses which customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill those obligations. In connection with its clearing arrangements, the Company is required to guarantee the performance of its customers in meeting their contracted obligations.

Concentrations of credit risk arise when a number of customers are engaged in similar business activities, or activities in the same geographic region, or have similar economic features that would cause their ability to meet contractual obligations to be similarly affected by changes in economic or other conditions. A significant amount of the Company's business activity is conducted through its related parties with customers located in Antigua. Accordingly, the Company's operations are susceptible to changes in the economy of this country.

As a securities broker and dealer, the Company is engaged in various brokerage and trading activities with domestic and international investors. The Company attempts to minimize credit risk associated with these activities by monitoring customer credit exposure and collateral values on a daily basis and requiring additional collateral to be deposited with or returned to the Company when necessary. The credit risk is also minimized by the careful monitoring of customer accounts by the clearing firm.

4. RELATED PARTY TRANSACTIONS

In the normal course of business, the Company conducts transactions with a related institution through common ownership. Significant related party amounts included in the accompanying financial statements are as follows for the years ended September 30, :

	2010	2009
Transactions included in the statements of financial condition:		
Long - term debt (see NOTE 7)	$ 14,857	$ 22,541

The Company has balances due to related parties as of September 30, 2010 in the amount of $6,236, included in the caption of accounts payable and accrued expense in the accompanying statement of financial condition. There were no balances due to related parties at September 30, 2009.

5. NET CAPITAL REQUIREMENT

The Company, as a registered broker-dealer in securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires that the Company maintain "Net Capital" equal to the greater of $100,000 and $5,000 at September 30, 2010 and 2009, respectively, or 6-2/3% of "Aggregate Indebtedness", as defined. At September 30, 2010 and 2009, the Company's "Net Capital" was $205,209 and $376,405 and "Required Minimum Net Capital" was $100,000 and $12,187, respectively. The ratio of aggregate indebtedness to net capital should not exceed 15 to 1. At September 30, 2010 and 2009, the Company's ratio of "Aggregate Indebtedness" to "Net Capital" was 0.58 to 1 and 0.49 to 1, respectively.

6. PROPERTY AND EQUIPMENT, NET

Property and equipment, net, are summarized as follows at September 30, :

	2010	2009
Furniture and fixtures	$ 33,660	$ 33,660
Office equipment	159,673	150,810
Vehicle	40,239	40,239
Leasehold Improvements	-	32,658
	233,572	257,367
Less accumulated depreciation and amortization	157,327	158,057
	$ 76,245	$ 99,310

During the year ended September 30, 2010, the Company wrote-off $32,658 of fully depreciated leasehold improvements.

Depreciation and amortization expense for the years ended September 30, 2010 and 2009, was approximately $32,000 and $45,000, respectively.

7. LONG-TERM DEBT - RELATED PARTY

The Company's long-term debt-related party consists of the following at September 30, :

	2010	2009
During March 2007, the Company borrowed $40,239 from a related party to finance the purchase of a Company vehicle. The note calls for monthly payments of $850 which include principal and interest through February 2012. The fixed interest rate on the loan is 9% at September 30, 2010 and 2009.	$ 14,857	$ 22,541
Less: current portion	(9,907)	(10,129)
Long-term debt	$ 4,950	$ 12,412

Aggregate maturities of long-term debt-related party are as follows at September 30:

Years Ending	Amount
2011	$ 9,907
2012	4,950
	$ 14,857

8. COMMITMENTS AND CONTINGENCIES

Operating Lease

The Company leases certain office space under one real estate lease agreement which expires during June 2012. Under the agreement, as of September 30, 2010, the Company is committed to approximate future minimum rentals as follows:

Years Ending	Amount
2011	$ 136,000
2012	140,000
	$ 276,000

Rental expense for the years ended September 30, 2010 and 2009 was approximately $182,000 and $197,000, respectively.

One of the office locations was subleased by the Company during the period from December 2006 through February 2009 to an unrelated third party. Rental income for the year end September 30, 2009 was approximately $53,000. There was no rental income for the year ended September 30, 2010.

Litigation

The Company is exposed to various asserted and unasserted potential claims encountered in the normal course of business. In the opinion of management, the resolution of these matters will not have a material effect on the Company's financial position or results of operations.

8 COMMITMENTS AND CONTINGENCIES (CONTINUED)

Employment Agreement

In May 2010, the Company entered into employment agreements with two of its executives. The agreement is for a period of five years from the commencement date. As of September 30, 2010, the Company is committed to approximate future minimum compensation as follows:

2011	288,000
2012	288,000
2013	288,000
2014	288,000
2015	192,000
	$ 1,344,000

9. INCOME TAXES

There was no income tax expense for the fiscal years ended September 30, 2010 and 2009.

The actual income tax expense for September 30, 2010 and 2009 differs from the statutory tax expense for the years (computed by applying the U.S. federal corporate tax rate of 34% to income before provision for income taxes) as follows:

	2010	
	Amount	%
Federal taxes at statutory rates	$ (187,253)	(34.00%)
State income taxes, net of federal benefit	(19,866)	(3.61%)
Meals & Entertainment	855	0.16%
Penalties	334	0.06%
Other	386	0.07%
Change in valuation allowance	205,544	37.32%
	$ -	0%

	2009	
	Amount	%
Federal taxes at statutory rates	$ 25,549	34.00%
State income taxes, net of federal benefit	2,916	3.88%
Meals & Entertainment	1,421	1.89%
Penalties	85	0.11%
Other	(131)	(0.17)%
Change in valuation allowance	(29,840)	(39.71)%
	$ -	0%

As of September 30, 2010, the Company had net operating losses available for carry forward of approximately $2,983,000. These loss carry forwards expire through the year 2029.

9. INCOME TAXES (CONTINUED)

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Based on these criteria, management has retained a full valuation allowance against the deferred tax asset as of September 30, 2010 and 2009, as follows:

	2010	2009
Gross deferred tax asset	$ 1,107,798	$ 902,254
Less valuation allowance	(1,107,798)	(902,254)
Net deferred tax asset	$ -	$ -

The U.S. Federal jurisdiction and Florida are the major tax jurisdictions where the Company files income tax returns. The Company is no longer subject to U.S. Federal or State examinations by tax authorities for years before 2006.

The Company has adopted the provisions of an accounting standard on uncertainty in income taxes on October 1, 2009. No liability for unrecognized tax benefits was recorded as a result of implementing this standard. For the year ended September 30, 2010, the Company did not have any unrecognized tax benefits as a result of tax positions taken during a prior period or during the current period. No interest or penalties have been recorded as a result of tax uncertainties.

10. EMPLOYEE BENEFIT PLANS

The Company has a profit sharing plan and 401(k) Plan that covers substantially all employees. The Company's contributions to the 401(k) and the profit sharing plan are at the discretion of the Board of Directors. The Company contributed approximately $23,000 and $12,000 to the 401(k) plan for the years ended September 30, 2010 and 2009, respectively.

SUPPLEMENTARY INFORMATION

ASD FINANCIAL SERVICES CORP.
(A Wholly-Owned Subsidiary of
American Brokerage & Investment Group, Inc.)

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER
RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
SEPTEMBER 30, 2010

	2010
CREDITS	
Stockholder's equity	$ 327,852
DEBITS	
Cash on hand	200
Property and equipment, net	76,245
Certificate of deposit	22,493
Prepaid expenses	14,682
Other assets	9,023
TOTAL DEBITS	122,643
NET CAPITAL	205,209
MINIMUM NET CAPITAL REQUIREMENT 6-2/3% of aggregate indebtedness of $118,384, or $100,000, whichever is greater	100,000
EXCESS NET CAPITAL	**$ 105,209**
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	**0.58 to 1**
SCHEDULE OF AGGREGATE INDEBTEDNESS	
Total liabilities	**$ 118,384**

SCHEDULE II
RECONCILIATION OF COMPUTATION OF NET CAPITAL UNDER
RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
TO COMPANY'S CORRESPONDING AMENDED UNAUDITED FORM X-17A-5, PART II FILING
SEPTEMBER 30, 2010

	2010
NET CAPITAL PER COMPUTATION	$ 205,209
Add audit adjustments	5,355
NET CAPITAL PER COMPUTATION INCLUDED IN THE COMPANY'S AMENDED UNAUDITED FORM X-17a-5, PART II FILING	**$ 210,564**

SCHEDULE III

STATEMENT ON EXEMPTION FROM THE COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
SEPTEMBER 30, 2010

In accordance with the exemptive provisions of SEC Rule 15c3-3, especially exemption k (2) (ii), the Company is exempt from the computation of reserve requirements and the information relating to the possession or control requirements. All customer transactions are cleared through another broker/dealer on a fully disclosed basis. The Company holds no customer funds or securities. Any such funds or securities are promptly transmitted to the clearing broker/dealer.

SUBORDINATED LIABILITIES

As of September 30, 2010 and during the year then ended, the Company did not have any subordinated liabilities.

SUPPLEMENTARY REPORTS

REPORT ON INTERNAL CONTROL REQUIRED BY SECURITIES AND EXCHANGE COMMISSION RULE 17a-5(g) (1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3

To the Board of Directors and Stockholder of
ASD Financial Services Corp.
(A Wholly-Owned Subsidiary of American Brokerage & Investment Group, Inc.)

In planning and performing our audit of the financial statements and accompanying information of ASD Financial Services Corp. (the "Company") as of and for the year ended September 30, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g) (1) of the Securities Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at September 30, 2010 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors and Stockholders, management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Miami, Florida
November 18, 2010

Independent Accountants' Report on Applying Agreed-Upon Procedures
Related to an Entity's SIPC Assessment Reconciliation

To the Board of Directors and Stockholder of
ASD Financial Services Corp.
(A Wholly-Owned Subsidiary of American Brokerage & Investment Group, Inc.)

In accordance with Rule 17a-5(e) (4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended September 30, 2010, which were agreed to by ASD Financial Services Corp. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC, solely to assist you and the other specified parties in evaluating ASD Financial Services Corp.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). ASD Financial Services Corp.'s management is responsible for the ASD Financial Services Corp.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

Check Date	Check number	Payee	Amount
4/26/2010	4120	SIPC	$ 1,699

2. Compared the amounts reported on the audited Form X-17a-5 for the year ended September 30, 2010, as applicable, with the amounts reported on the focus reports for the year ended September 30, 2010, noting no differences;
3. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone than these specified parties.

Miami, Florida
November 18, 2010

25 SE Second Avenue, Suite 606
Miami, Florida 33131 USA
www.asdfinancialservices.com

Tel: (786) 552 0041
Fax: (786) 552 0069


ASD Financial Services Corp.


SEC MAIL PROCESSING
RECEIVED
NOV 30 2010
WASH, D.C.
211
SECTION

November 24, 2010

SEC Headquarters
100 F Street, NE
Washington, DC 20549

Dear Sir, Madam:

RE: Audited Financial Statements - ASD Financial Services Corp.

Enclosed are the audited financial statements for ASD Financial Services, Corp for the year ended September 30, 2010.

Kindly acknowledge receipt on the attached confirmation and return to us as soon as possible.

Sincerely,

Robin Seales
Chief Financial Officer
RS/jj

Enclosures

Mr. Robin Seales
Chief Financial Officer
ASD Financial Services, Corp
25 SE 2nd Ave
Suite 606
Miami, Fl, 33131

Dear Mr. Seales:

RE: Audited Financial Statements - ASD Financial Services Corp.

I/We confirm receipt of the audited financial statements for ASD Financial Services, Corp for the year ended September 30, 2010.

____
Signature

____
Print Name

____
Date

ASD FINANCIAL SERVICES CORP.
(A Wholly-Owned Subsidiary of American Brokerage & Investment Group, Inc.)

FINANCIAL STATEMENTS

SEPTEMBER 30, 2010 AND 2009


MBAF
MORRISON BROWN ARGIZ & FARRA, LLP
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS